SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2002

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                 Form 20-F  x                      Form 40-F
                           ---                                 ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                                  No x
                           ---                                 ---


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

Effective August 6, 2002, Ciba Specialty Chemicals Holding Inc., Basel, replaced its statutory and group auditors Arthur Andersen AG, Zurich, with Ernst & Young, Zurich, to implement a resolution taken by its shareholders earlier this year. A copy of the extract from the Swiss commercial register is attached hereto as Exhibit 99.1 and incorporated by reference herein.







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                                 EXHIBIT INDEX
                                 -------------

Exhibit        Description
-------        -----------

  99.1         Swiss Commercial Register



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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Ciba Specialty Chemicals Holding Inc.
                                  -------------------------------------
                                  (Registrant)



Date  August 12, 2002      By  /s/ Oliver Strub        /s/ Max Dettwiler
      ---------------      ----------------------------------------------------

                           Oliver Strub                    Max Dettwiler
                           Senior Corporate Counsel        Head Taxes &
                                                           Corporate Law


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